

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 26, 2007

By U.S. Mail and Facsimile

Mr. Barry A. Rothman
President
Eline Entertainment Group, Inc.
8905 Kingston Pike, Suite 313
Knoxville, Tennessee 37923

> **Re:** **Eline Entertainment Group, Inc.**
> **Form 10-KSB for the Fiscal Year Ended October 31, 2005**
> **Form 10-QSB for the Fiscal Quarter Ended January 31, 2006**
> **Form 10-QSB for the Fiscal Quarter Ended April 30, 2006**
> **Form 10-QSB/A for the Fiscal Quarter Ended April 30, 2006**
> **File No. 000-30451**

Dear Mr. Rothman:

We issued comments to you on the above captioned filings on July 7, 2006. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 9, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by February 9, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Dale Welcome, Staff Accountant, at (202) 551-3865 if you have any questions.

Sincerely,

John Cash
Accounting Branch Chief